Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS APPPOINTS MIKE FRASER AS CEO

Johannesburg, 9 October 2023: The Board of Directors of Gold Fields Limited (JSE, NYSE: GFI) is pleased to announce the appointment of Mike Fraser as CEO and Executive Director of the Company with effect from 1 January 2024. Fraser is currently CEO of AIM-listed Chaarat Gold Holdings and before that was President and Chief Operating Officer of South32's key metal businesses.

He will take over from Martin Preece, who, to ensure a seamless leadership transition, will continue as Interim CEO until 31 December 2023. Preece will remain with the Company thereafter as part of its executive management team with further information to be announced in this regard.

Gold Fields Chairperson, Yunus Suleman, said: "On behalf of the Board, I would like to welcome Mike to the Gold Fields team. We are delighted to have a seasoned executive of his talent join Gold Fields as the CEO. He brings a rich and unique mix of global operational and corporate experience and his track record of collaboration in delivering superior results in productivity, safety and culture ideally place him to lead our management team in taking our business forward."

Fraser, who is South African and holds a Bachelor of Commerce and an MBA from the University of South Africa, will relocate to Johannesburg from London.

Following an early career in industrial services Fraser joined the mining sector in 2001 in BHP's human resources department. He rose through the ranks at BHP to head the Mozal Aluminium Smelter project in Mozambique in 2009 and thereafter was appointed the group's President Human Resources, based in Melbourne.

Investor Enquiries

Jongisa Magagula
Tel +27 11 562 9775
Mobile +27 67 419 9503
Email Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 When BHP created South32 in 2015, Fraser became President and Chief Operating Officer of its global aluminium, nickel and South African manganese and energy coal businesses, a position he held until his appointment as CEO of Chaarat Gold in early 2022. Fraser said, “It is indeed a great honour to join one of the world’s top gold mining companies, particularly one that has set the pace in so many areas, including operational performance, value creation and positive impact for its stakeholders. Gold Fields has in recent years transformed itself into a modern and global business that has embedded ESG in its business and provides strong value to its stakeholders. I look forward to working with the Gold Fields team in continuing this successful journey.” Suleman thanked Martin Preece for his role as Interim CEO and for agreeing to stay on to ensure a smooth transition and continuing to provide his expertise to the Company. “Martin’s contribution to Gold Fields has been invaluable. He stepped into the role at the beginning of this year and has not only successfully steered the company through a time of significant change, but he also advanced many of our critical strategic objectives.” Fraser will have a strong executive team supporting him. Since the beginning of last year Gold Fields has appointed five new members of the executive team and the Board has commenced the search for a CFO to replace Paul Schmidt, who the Company announced in August would be taking early retirement. Schmidt will stay on to ensure a smooth transition to his replacement. Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and two projects in Canada and Chile. We have total attributable annual gold- equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz

3 (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.